Exhibit 99.1

GERDAU AMERISTEEL CORPORATION AND GERDAU S.A. ENTER INTO DEFINITIVE ARRANGEMENT AGREEMENT AT US$11.00 CASH PER SHARE

TAMPA, FL, June 30, 2010 — Gerdau Ameristeel Corporation (TSX: GNA, NYSE: GNA) and Gerdau S.A. (Bovespa: GGBR, NYSE: GGB, Latibex: XGGB) announced today that they have entered into a definitive arrangement agreement to implement the previously announced (on June 2, 2010) proposal to take Gerdau Ameristeel private at a price of US$11.00 cash per Common Share.

The transaction, which values Gerdau Ameristeel’s publicly held shares at US$1.6 billion, will be implemented by way of a court-approved plan of arrangement under Ontario law.

The transaction has been approved unanimously by the board of directors of Gerdau Ameristeel (with the representatives of Gerdau S.A. declaring their interests in the transaction and abstaining from voting) following the report and unanimous recommendation of a special committee of independent directors (the “Special Committee”). In doing so, the board of directors of Gerdau Ameristeel determined that the arrangement is fair to the shareholders of Gerdau Ameristeel (other than Gerdau S.A. and its related parties) and is in the best interests of Gerdau Ameristeel. The board of directors of Gerdau Ameristeel also determined unanimously (with the representatives of Gerdau S.A. declaring their interests in the transaction and abstaining from voting) to recommend to the shareholders of Gerdau Ameristeel (other than Gerdau S.A. and its related parties) that they vote their Common Shares in favour of the transaction. The complete recommendations and reasons of the Special Committee and the board of directors of Gerdau Ameristeel and full details of the terms of the transaction will be included in the management proxy circular that will be sent to holders of Common Shares in connection with the special meeting to consider the arrangement.

The special meeting of shareholders to consider the arrangement will be held on August 10, 2010. A record date of June 18, 2010 for determining shareholders entitled to vote and receive notice of the meeting was announced by Gerdau Ameristeel earlier this month.

To be implemented, the arrangement will require approval by two-thirds of the votes cast by holders of Common Shares. Gerdau S.A. has agreed to vote all Common Shares held directly or indirectly by it in favour of the arrangement. The arrangement also will require approval by a simple majority of the votes cast by holders of Common Shares, other than Gerdau S.A., Gerdau Steel North America Inc., their respective directors and senior officers and any other “related parties”, “interested parties” and “joint actors”. In addition, the arrangement will require approval by the Ontario Superior Court of Justice and will be subject to certain customary conditions.

Copies of the arrangement agreement and certain related documents will be filed with Canadian securities regulators and with the U.S. Securities and Exchange Commission and will be available on the Canadian SEDAR website at www.sedar.com and on the U.S. Securities and Exchange Commission’s website at www.sec.gov. The management proxy circular in connection with the special meeting of shareholders to consider the arrangement is expected to be mailed to shareholders in July. The circular also will be available as part of Gerdau Ameristeel’s public filings at www.sedar.com and www.sec.gov.

It is anticipated that the transaction, if approved by shareholders, will be completed in August 2010.

About Gerdau S.A.

Gerdau S.A. is the leading producer of long steel in the Americas and one of the world’s largest suppliers of special long steel. It has plants in 14 countries spanning the Americas, Europe and Asia, with total installed capacity of more than 25 million metric tons of steel. It is the largest recycler in Latin America, transforming millions of metric tons of scrap into steel every year. With over 140,000 shareholders, Gerdau S.A.’s publicly-held companies are listed in the stock exchanges of São Paulo (Bovespa: GGBR4,

GGBR3, GOAU4, GOAU3 and AVIL3), New York (NYSE: GNA, GGB), Toronto (TSX: GNA), Madrid (Latibex: XGGB) and Lima (BVL: SIDERC1).

About Gerdau Ameristeel

Gerdau Ameristeel is the second largest mini-mill steel producer in North America, with annual manufacturing capacity of approximately 10 million metric tons of mill finished steel products. Through its vertically integrated network of mini-mills, scrap recycling facilities and downstream operations, Gerdau Ameristeel serves customers throughout the United States and Canada. The Company’s products are generally sold to steel service centers, steel fabricators, or directly to original equipment manufacturers for use in a variety of industries, including non-residential, infrastructure, commercial, industrial and residential construction, metal building, manufacturing, automotive, mining, cellular and electrical transmission and equipment manufacturing. Gerdau Ameristeel’s majority shareholder is Gerdau S.A.

Forward Looking Statements

This release contains forward-looking statements relating to the acquisition by Gerdau S.A. of the shares of Gerdau Ameristeel that Gerdau S.A. does not already own, including statements regarding the completion of the proposed transaction and other statements that are not historical facts. Such forward-looking statements are subject to important risks and uncertainties including, without limitation, approval of applicable governmental authorities, required Gerdau Ameristeel shareholder approval and necessary court approvals and the satisfaction or waiver of certain other conditions contemplated by the definitive arrangement agreement. As a result of these risks and uncertainties, the proposed transaction could be modified, restructured or not be completed, and the results or events predicted in these forward-looking statements may differ materially from actual results or events. These forward-looking statements are not guarantees of future performance, given that they involve risks and uncertainties. Gerdau S.A. and Gerdau Ameristeel do not assume and expressly renounce any obligation to update any of these forward-looking statements, which are only applicable on the date on which they were made. Additionally, Gerdau S.A. and Gerdau Ameristeel undertake no obligation to comment on expectations of, or statements made by third parties in respect of the proposed transaction.

Investor Relations Contacts:

Osvaldo Burgos Schirmer

Executive Vice President

Director of Investor Relations

Gerdau S.A.

Office: +55 51 3323-2025

Email: inform@gerdau.com.br

Barbara R. Smith

Vice President and Chief Financial Officer

Gerdau Ameristeel Corporation

Office: (813) 319-4324

basmith@gerdauameristeel.com

Media Contacts:

Philip Bell

Director of External Communications and Public Affairs

Gerdau Ameristeel

Office: (813) 207-2315

pbell@gerdauameristeel.com

Santiago Fittipaldi

Office: 305-347-4353

Mobile: 646-204-5880

Email: Santiago.A.Fittipaldi@bm.com